Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine Months Ended September 30, 2013	For the Twelve Months Ended December 31, 2012	For the Nine Months Ended September 30, 2012
Earnings
Net Income for Common Stock	$831	$1,014	$824
Preferred Stock Dividend	—	3	3
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	431	529	436

Pre-Tax Income	$1,262	$1,546	$1,263

Add: Fixed Charges*	415	573	434
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$1,677	$2,119	$1,697

* Fixed Charges
Interest on Long-term Debt	$373	$508	$383
Amortization of Debt Discount, Premium and Expense	11	17	12
Interest Capitalized	—	—	—
Other Interest	12	22	19
Interest Component of Rentals	19	26	20
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$415	$573	$434

Ratio of Earnings to Fixed Charges	4.0	3.7	3.9